UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s Earnings Release for the business year 2003

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)

El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

FOR IMMEDIATE RELEASE

SQM REPORTS EARNINGS FOR THE YEAR 2003

Highlights

•	Fourth quarter 2003 earnings increased 8.4% to US$0.40 per ADR from US$0.37 per ADR for the fourth quarter 2002.

•	Earnings per ADR increased 16.3% from US$1.53 for the twelve-month period ended December 31, 2002, to US$1.78 for the twelve-month period ended December 31, 2003.

•	During the last eleven quarters, the net income has been higher than the net income of the same quarter of the previous year.

Santiago, Chile, March 17, 2003.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the year 2003, which reached US$46.8 million (US$ 1.78 per ADR), 16.3% higher than the US$ 40.2 million (US$ 1.53 per ADR) reported for the previous year. Operating income reached US$ 87.3 million (12.6% of revenues), higher than the US$82.7 million (14.9% of revenues) of the year 2002. Revenues obtained during the year 2003 reached US$691.8 million, approximately 24.9% higher than the US$553.8 million reported for the previous year.

Earnings for the fourth quarter of 2003 reached US$10.6 million (US$0.40 per ADR), 8.4% higher than the US$9.8 million (US$0.37 per ADR) recorded during the previous year. Operating income for the fourth quarter reached US$20.1 million, lower than the US$22.0 million reported during 2002. Revenues totaled US$163.6 million, higher than the US$140.0 million recorded for the same period of 2002.

SQM’s Chief Executive Officer, Patricio Contesse, stated “After a couple of years with depressed international prices, we have seen in 2003 the stabilization, and in some cases even the recovery, of the prices for many of our products, which provides a solid foundation for our future growth.” He added, “Even though we will have higher freight costs and a less favorable exchange rate scenario in 2004, affecting our production costs, I believe the price trend observed in these last months together with a healthy demand and the leadership position SQM enjoys in its businesses, will allow us to have better results compared to the year 2003.”

The analysis of the different business areas is the following:

1.-	Specialty Fertilizers

During the fourth quarter of 2003 revenues reached US$80,6 million, higher than the US$67.8 million recorded for the fourth quarter of 2002.

Revenues for specialty fertilizers for the year 2003 reached US$346.1 million, higher than the US$281.4 million of the previous year.

		Year 2003	Year 2002	Change in 2003/2002

Sodium nitrate	Th. Ton	54,8	59,5	-4,8	-8%
Potassium nitrate and sodium potassium nitrate	Th. Ton	676,5	558,6	117,9	21%
Blended and other specialty fertilizers(*)	Th. Ton	344,4	276,6	67,8	24%

Potassium sulfate	Th. Ton	142,9	161,0	-18,1	-11%

Revenues Specialty Fertilizers	MUS$	346,1	281,4	64,7	23%

(*)	Includes Blended Fertilizers,Norsk Hydro Specialty Fertilizers andOther Specialty Fertilizers.Norsk Hydro Specialty Fertilizers sales for the year 2003 reached approximately US$ 17 million.

The significant increase in sales volumes for 2003 is mainly explained by:

•	Increase in sales volumes of potassium nitrate and sodium potassium nitrate to the Latin American markets, especially Brazil.

•	Increase in sales volumes (approximately 125 thousand tons) of potassium nitrate produced by PCS Yumbes SCM(1) pursuant to the supply agreement with SQM.

•	Increase in sales volumes of potassium nitrate to China.

•	Increase in sales volumes of specialty blends and other specialty fertilizers, containing mostly non-SQM products, due to the consolidation in 2003 of the subsidiary Olmeca in Mexico, Mineag in South Africa, and the acquisition of Norsk Hydro(2) Chile operations.

Lower sales volumes for potassium sulfate was due to a maintenance of the potassium sulfate plant, affecting total production levels and full year production costs, with the corresponding negative effects in gross margin.

Specialty fertilizers gross margin(3) for 2003 was approximately US$ 2.0 millionhigher than the margin of the previous year. The increase in overall gross margin is mainly explained by the increase in sales volumes and a slight increase in sales prices mainly benefited by the appreciation of the Euro against the US dollar.

2.-	Industrial Chemicals

During the fourth quarter of 2003 revenues reached US$16.8 million, lower than the US$18.3 million recorded for the fourth quarter of 2002.

Revenues for industrial chemicals for the year 2003 reached US$73.6 million, higher than the US$70.8 million of the previous year.

		Year 2003	Year 2002	Change in 2003/2002

Industrial nitrates	Th. Ton	192,4	187,3	5,2	3%
Sodium sulfate	Th. Ton	54,2	63,2	-9,0	-14%
Boric acid	Th. Ton	10,7	11,3	-0,6	-5%

Revenues Industrial Chemicals	MUS$	73,6	70,8	2,7	4%

The higher revenues are mainly explained by the sales increase in industrial nitrate products. Average prices for the year 2003 were slightly higher than 2002 prices.

Additionally, sodium sulfate sales volumes were lower due to lower product availability.

Industrial chemicals gross margin for the year 2003 was approximately US$0.5 million higher than the gross margin of the previous year, due mainly to higher sales volumes of industrial nitrates.

3.-	Iodine and iodine derivatives

During the fourth quarter of 2003 revenues reached US$19.4 million, lower than the US$22.4 million recorded for the fourth quarter of 2002.

Revenues for iodine and iodine derivatives for the year 2003 reached US$84.5 million, similar to the US$84.1 million of the previous year.

		Year 2003	Year 2002	Change in 2003/2002

Iodine and derivatives	Th. Ton	6,6	6,4	0,2	3%

Revenues Iodine and derivatives	MUS$	84,5	84,1	0,4	0%

The slightly higher sales volumes obtained during the period are mainly explained by:

•	Increase in iodine sales to the x-ray contrast media market, which has experienced growth rates of approximately 6% during the past year.

•	Increase in iodine sales to the sanitation market, which has experienced growth rates of 3 – 5% during the past year.

•	Higher sales to the Chinese markets, mainly to the pharmaceutical and disinfectant (iodophors) industries.

Although average sales prices for the year 2003 fell slightly compared to the previous year, prices observed during the last months have steadily increased.

Iodine and iodine derivatives gross margin for the year 2003 was approximately US$3.5 million higher than the gross margin of the previous year. Lower production costs and the slight increase in sales volumes allowed to effectively offset and overcome the effect of slightly lower sales prices.

4.-	Lithium and lithium derivatives

During the fourth quarter of 2003 revenues reached US$12.6 million, higher than the US$11.1 million recorded for the fourth quarter of 2002.

Revenues for lithium and lithium derivatives for the year 2003 reached US$49.6 million, higher than the US$37.3 million of the previous year.

		Year 2003	Year 2002	Change in 2003/2002

Lithium carbonate and derivatives	Th. Ton	27,3	22,3	5,0	23%

Revenues Lithium and derivatives	MUS$	49,6	37,3	12,3	33%

The increase in revenues observed for the year 2003 is mainly related to:

•	Higher sales of lithium hydroxide due to the acquisition of a lithium hydroxide stockpile in the USA at the end of 2002.

•	Higher sales of lithium carbonate to China induced by the recovery of some market lost in 2002 and by a growing demand.

•	Higher sales of lithium carbonate in other Asia-Pacific markets, especially in Japan, as SQM continues to penetrate the rechargeable lithium battery markets, which has grown in the past year at roughly 30%.

Sales prices during the year 2003 were slightly higher than the sales prices of the previous year.

Lithium and lithium derivatives gross margin for the year 2003 was approximately US$3.0 million higher than the gross margin of the previous year, due mainly to the increase in sales volumes.

5.-	Others

During the fourth quarter of 2003 revenues for potassium chloride reached US$9.5 million, lower than the US$9.8 million recorded for the fourth quarter of 2002.

Revenues for potassium chloride for the year 2003 reached US$40.0 million, higher than the US$38.2 million of the previous year.

		Year 2003	Year 2002	Change in 2003/2002

Potassium Chloride	Th. Ton	284,1	286,0	-2,0	-1%

Revenues Potassium Chloride	MUS$	40,0	38,2	1,8	5%

Sales of potassium chloride are directly related to its consumption as raw material in the production of potassium nitrate.

Due to the consolidation in 2003 of the subsidiaries Olmeca in Mexico, Mineag in South Africa, and the acquisition of Norsk Hydro Chile operations, sales of other products (mainly trading of other fertilizers) significantly increased during 2003.

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$50.6 million (7.3% of revenues) during the year 2003 compared to the US$46.3 million (8.4% of revenues) recorded during the year 2002.

The total increase in SG&A is mainly explained by the consolidation of Mineag in South Africa, Olmeca in Mexico and Norsk Hydro Chile during 2003. The additional SG&A related to these three companies is approximately US$4,9 million.

Outlook for the year 2004

As mentioned throughout this document, SQM expects that the year 2004 will be positive for the Company, yielding higher earnings and operating income than in the year 2003.

For the year 2004, we expect revenues for specialty fertilizers to be similar to those of 2003 together with a better general price environment.

We also expect an increase in sales volumes for lithium products, as well as for iodine. Additionally, the price of iodine should continue to recover during 2004.

The positive effects mentioned will be partially offset by the negative effects of the expected higher freight costs and the less favorable exchange rate scenario.

Non-operating income for the year 2003 shows a US$21.2 million loss which compares to a US$30.0 million loss for the previous year. The main variations in the non-operating income were the following:

•	Net financial expenses(4) decreased from US$(27.5) million in the year 2002 to US$(21.0) million in the year 2003. SQM’s consolidation strategy based on a moderate capital expenditure program and focused on increasing the cash flow, has allowed the Company to reduce its net financial debt(5) by approximately US$29.1 million in the last twelve months. The latter, along with lower interest rates, has translated in a significant reduction in financial expenses.

•	The income derived from the investments in related companies increased from US$3.0 million in the year 2002 to US$5.5 million in the year 2003.

Notes:

(1) PCS Yumbes S.C.M. is a Chilean potassium nitrate producer, subsidiary of Potash Corporation of Saskatchewan, Inc. (PCS). PCS is a Canadian company, which owns 37.5% of SQM’s Series A shares and during the last general shareholders meeting, elected three out of eight SQM’s directors.

On October 27, 2003, the Company reported that the members of the Board authorized SQM management to subscribe the necessary contracts to purchase all the shares of PCS Yumbes S.C.M. This transaction for an approximate amount of US$35 million, should take place before year end 2004.

(2) Norsk Hydro ASA, a Norwegian company, participates indirectly on Sociedad de Inversiones Pampa Calichera S.A., which is in turn owner of 37.5% of SQM’s Series A shares. During the last general shareholders meeting, Norsk Hydro ASA elected one out of eight SQM’s directors.

(3) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(4) Net financial expenses correspond to total financial expenses net of financial income during the period.

(5) Net financial debt corresponds to interest bearing debt less cash and cash equivalents at the end of each period.

SQM is an integrated producer and distributor of specialty fertilizers, industrial chemicals and iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty fertilizers, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.

•	Know how and its own technological developments in its various production processes.

•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.

•	High market share in all its core products: 41% world lithium market, 29% world iodine market and 48% world potassium nitrate market.

•	International sales offices with offices in more than 20 countries and sales in over 100 countries.

•	Sales synergies due to the production of a complete range of specialty fertilizers.

•	Continuous new product development according to the specific needs of its different customers.

•	Conservative and solid financial position

For further information contact: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

Statements in this release concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under the Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Balance Sheet

(US$ Millions)	As of December 31
	2003	2002

Current Assets	534,5	486,1
Cash and cash equivalents (1)	69,5	65,7
Account receivables (2)	175,5	138,9
Inventories	245,4	232,8
Others	44,1	48,7

Fixed Assets	669,4	679,1

Other Assets	159,6	157,1
Investment in related companies (3)	95,7	90,5
Others	64,0	66,5

Total Assets	1.363,5	1.322,3

Current Liabilities	145,3	98,4
Short term interest bearing debt	62,0	23,4
Others	83,3	75,0

Long-Term Liabilities	299,1	351,2
Long term interest bearing debt	260,0	324,0
Others	39,1	27,2

Minority Interest	29,1	23,0

Shareholders' Equity	890,0	849,7

Total Liabilities	1.363,5	1.322,3

Current Ratio (4)	3,7	4,9
Debt / Total capitalization (5)	25,9%	28,5%

(1)	Cash + time deposits + marketable securities
(2)	Account receivables + account receivables from related co.
(3)	Investment in related companies net of goodwill and neg. goodwill
(4)	Current assets / current liabilities
(5)	Interest bearing debt/ (Interest bearing debt + Equity+ Minority Int.)

Income Statement

			For the 12-month period
(US$ Millions)	For the 4th Quarter		ended December 31,
	2003	2002	2003	2002

Revenues	163,6	140,0	691,8	553,8

Specialty Fertilizers	80,6	67,8	346,1	281,4
Potassium nitrate and Blended Fertilizers(1)	71,0	60,9	313,3	248,6
Potassium Sulfate	9,6	7,0	32,8	32,8
Industrial Chemicals	16,8	18,3	73,6	70,8
Industrial Nitrates	14,1	14,9	61,0	56,9
Sodium Sulfate	1,2	2,0	7,0	8,5
Boric Acid	1,5	1,4	5,6	5,4
Iodine and iodine derivatives	19,4	22,4	84,5	84,1
Lithium and lithium derivatives	12,6	11,1	49,6	37,3
Other Income	34,2	20,4	138,0	80,1
Potassium Chloride (Potash)	9,5	9,8	40,0	38,2
Others	24,8	10,5	98,0	41,9

Cost of Goods Sold	(112,7)	(88,9)	(492,2)	(363,3)
Depreciation	(16,6)	(15,1)	(61,7)	(61,5)

Gross Margin	34,4	36,0	137,8	129,0

Selling and Administrative Expenses	(14,3)	(14,0)	(50,6)	(46,3)

Operating Income	20,1	22,0	87,3	82,7

Non-Operating Income	(4,5)	(9,3)	(21,2)	(30,0)
Financial Income	0,5	0,9	3,0	4,1
Financial Expenses	(5,7)	(7,4)	(23,9)	(31,6)
Capitalized Interest (2)	0,3	0,3	2,1	1,9
Others	0,4	(3,1)	(2,3)	(4,5)

Income Before Taxes	15,6	12,7	66,1	52,7
Income Tax	(3,8)	(2,5)	(16,1)	(10,6)
Other Items	(1,3)	(0,4)	(3,3)	(1,9)

Net Income	10,6	9,8	46,8	40,2
Net Income per ADR (US$)	0,40	0,37	1,78	1,53

(1)	Includes Blended Fertilizers, Norsk Hydro Specialty Fertilizers and Other Specialty Fertilizers
(2)	Capitalized Interests in fixed assets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer

Date: March 17, 2004